September 14, 2009
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-3561

Attn:	H. Roger Schwall, Assistant Director

Re:	Resolute Energy Corporation
Registration Statement on Form S-4
Filed August 6, 2009
File No. 333-161076
Dear Mr. Schwall:
On behalf of Resolute Energy Corporation, a Delaware corporation (the “Company”), in connection with Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-4, File No. 333-161076, filed on August 6, 2009 and as amended on August 31, 2009, September 8, 2009 September 9, 2009 and September 14, 2009 (the “Registration Statement”) below please find our responses to the oral comments received from the Securities and Exchange Commission Staff (the “Staff”) by telephonic conference between Mr. Levine, Mr. Arney, Mr. Deeken, Mr. Schwall, Ms. McNeil, Mr. Levenberg and others on September 14, 2009, relating to the Registration Statement. For your convenience, each response is presented in the numerical order in which the oral comments were telephonically given. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
1.	Response. In response to the Staff’s comment, we confirm that HACI will provide supplemental disclosure (in the manner provided in the proxy statement) of any material waiver of a closing condition at least two business days before when the relevant vote is held (i.e. after 11:59 P.M. Eastern Daylight time on Monday, September 21, 2009 for the scheduled September 24, 2009 special meetings).

In addition, in furtherance of the obligations of HACI in the proxy statement, the parties further agree that in no event, will there be less than two business days notice of supplemental disclosure (in the manner provided in the proxy statement) for any material waiver of a closing condition before a relevant vote. For example, in the event a special meeting is adjourned to Monday, September 28, 2009, any such supplemental disclosure would be issued by 11:59 P.M. Eastern Daylight time on Wednesday September 23, 2009.

2.	Response. Once the acceleration request has been granted, the books will be hand delivered by Morrow & Co., L.L.C. to Broadridge, which would be done expeditiously since the offices of Morrow are adjacent to Broadridge. Please note that HACI did not want to deliver them to Broadridge prior to effectiveness for fear that the proxies would accidentally get in the mail prior to SEC effectiveness. The loading dock at Broadridge is currently closed. However, the proxies, assuming effectiveness would be delivered to the Broadridge loading dock when it opens at 8:00

September 14, 2009
Securities and Exchange Commission
am Eastern time on Tuesday, September 15, 2009. Broadridge has confirmed its intent to have the proxies out via overnight delivery on Tuesday, September 15, 2009 and stated, in a follow-up conversation, a few minutes ago, that it was “99%” comfortable that this could be done.

We note that Broadridge will be responsible for handling the mailing for approximately 99% of holders who own shares or warrants through a bank, broker or other nominee. Morrow will handle the remaining 1% and has committed to mail the proxy materials on Tuesday, September 15, 2009. All such materials will be sent out via overnight delivery.

3.	Response. In response to the Staff’s comment, we have confirmed that internet and telephone voting will available over the weekend and in the event the special meetings are adjourned until September 28, 2009, internet and telephone voting will be available until 11:59 P.M. Eastern Daylight time on Sunday, September 27, 2009.

4.	Response. In response to the Staff’s comment, we confirm that any supplemental disclosure will be mailed to HACI stockholders and warrantholders via Federal Express overnight delivery; provided that materials sent on Saturday would be delivered on the following Monday.
     If you have any questions with respect to the foregoing, please call the undersigned at (303) 534-4600 or Ronald R. Levine , II at (303) 892-9400.
Sincerely,
/s/ James M. Piccone
James M. Piccone
President and General Counsel